[redacted]

11020253

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE, RUTTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE WOODS, SUITE 300
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. BURKE (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD, LLP
(Name – *if individual, state last, first, middle name*)

39 STATE STREET (Address) ROCHESTER (City) NEW YORK (State) 14604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES P. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGE, RUTTY & CO., INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James P. Burke
Signature

VP - FINANCE
Title

Anne C. Catillaz
Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control required by Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEARS THEN ENDED:	
Statements of financial condition	1
Statements of income	2
Statements of changes in stockholders' equity	3
Statements of cash flows	4
Notes to financial statements	5 - 13
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2010:	
Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	14 - 15
Schedule II - Computation for determination of reserve requirements	16

DeJoy, Knauf & Blood LLP
certified public accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have audited the accompanying statement of financial condition of Sage, Rutty & Co., Inc., (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sage, Rutty & Co., Inc. as of December 31, 2009 were audited by other auditors whose report dated February 25, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeJoy, Knauf & Blood, LLP

February 28, 2011.

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash	$ 2,242,263	$ 1,124,858
Firm margin deposit	262,979	544,196
Receivable from brokers or dealers	362,343	286,921
Securities owned, at fair value	1,238,014	1,433,492
Deposits and other assets	683,083	924,158
Furniture and equipment, net	103,581	124,927
TOTAL ASSETS	$ 4,892,263	$ 4,438,552
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 493,220	$ 676,184
Accrued profit sharing	289,146	223,754
Income taxes payable	242,344	-
Accrued compensation and related taxes	226,627	106,010
Dividends payable	154,110	104,200
Other accrued expenses	153,673	171,605
Deferred rent payable	79,778	66,519
Deferred income tax liability	107,739	126,804
Total liabilities	1,746,637	1,475,076
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value 100,000 shares authorized; no shares issued	-	-
Additional paid-in capital	260,903	260,903
Retained earnings	4,748,493	4,526,193
	5,010,236	4,787,936
Less - treasury stock, at cost, 32,630 and 31,900 shares as of December 31, 2010 and 2009, respectively	(1,864,610)	(1,824,460)
Total stockholders' equity	3,145,626	2,963,476
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,892,263	$ 4,438,552

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Commissions and fees	$ 8,581,492	$ 7,569,878
Income on securities owned	69,114	61,072
Interest and dividends	46,080	80,280
Realized and unrealized gains on securities owned, net	3,648	61,849
Other income	77,348	131,378
	8,777,682	7,904,457
EXPENSES:		
Employee compensation, payroll taxes and benefits	6,528,892	5,711,563
Occupancy	474,491	480,573
Communications	391,522	455,981
Securities clearing expense	165,093	205,255
Advertising and marketing	153,541	148,566
Legal and professional fees	116,964	103,644
Association dues and registration fees	88,929	61,267
Interest	4,698	6,428
Other operating expenses	233,727	315,123
	8,157,857	7,488,400
INCOME BEFORE PROVISION FOR INCOME TAXES	619,825	416,057
PROVISION FOR INCOME TAXES	(243,415)	(162,228)
NET INCOME	$ 376,410	$ 253,829

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2009	$ 840	$ -	$ 260,903	$ 4,400,526	$ (1,824,460)	$ 2,837,809
Adoption of accounting for uncertain tax positions	-	-	-	(23,962)	-	(23,962)
Dividends on common stock	-	-	-	(104,200)	-	(104,200)
Net income	-	-	-	253,829	-	253,829
BALANCE, December 31, 2009	840	-	260,903	4,526,193	(1,824,460)	2,963,476
Dividends on common stock	-	-	-	(154,110)	-	(154,110)
Purchase of treasury stock	-	-	-	-	(40,150)	(40,150)
Net income	-	-	-	376,410	-	376,410
BALANCE, December 31, 2010	$ 840	$ -	$ 260,903	$ 4,748,493	$ (1,864,610)	$ 3,145,626

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 376,410	$ 253,829
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	55,091	90,147
Deferred income tax (benefit) expense	(19,065)	155,816
Unrealized gain on securities owned, net	(13,528)	(67,773)
Realized loss on securities owned, net	9,880	5,924
Decrease (increase) in firm margin deposit	281,217	(373,881)
(Increase) decrease in receivable from brokers or dealers	(75,422)	13,288
Net sale of securities owned	199,126	738,048
Decrease (increase) in deposits and other assets	241,075	(142,302)
Decrease in payable to brokers or dealers	(182,964)	(88,048)
Increase (decrease) in accrued profit sharing	65,392	(66,528)
Increase in income taxes payable	242,344	-
Increase (decrease) in accrued compensation and related taxes	120,617	(136,799)
Decrease in other accrued expenses	(17,932)	(34,990)
Increase in deferred rent payable	13,259	66,519
Total adjustments	919,090	159,421
Net cash provided by operating activities	1,295,500	413,250
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(33,745)	(118,043)
Net cash used in investing activities	(33,745)	(118,043)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(104,200)	(156,300)
Purchase of treasury stock	(40,150)	-
Net cash used in financing activities	(144,350)	(156,300)
NET INCREASE IN CASH	1,117,405	138,907
CASH, beginning of year	1,124,858	985,951
CASH, end of year	$ 2,242,263	$ 1,124,858
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 4,698	$ 6,428
Cash (received from) paid for income taxes	$ (175,000)	$ 204,800
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 154,110	$ 104,200

The accompanying notes to financial statements are an integral part of these statements.

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, depreciable lives of furniture and equipment, valuation of securities owned and deferred income taxes. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2010 and 2009.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains on securities owned was $3,648 and $61,849 for the years ended December 31, 2010 and 2009, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $262,979 and $544,196 at December 31, 2010 and 2009, respectively.

Depreciation -

Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, which are as follows:

Furniture and equipment	3 - 7 years
Vehicle	5 years

Depreciation expense was $55,091 and $90,147 for the years ended December 31, 2010 and 2009, respectively.

Long-lived assets -

Long-lived assets, including furniture and equipment, are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2010 and 2009, there were no such impairments.

Fair value measurements -

The Company measures securities owned at their fair values (see Note 4) and applies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - quoted prices for identical instruments in active markets.

Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $59,643 and $54,137 for the years ended December 31, 2010 and 2009, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Subsequent events -

The Company has evaluated subsequent events through February 28, 2011, the date the financial statements were available to be issued.

Prior year reclassifications -

Certain reclassifications have been made to the 2009 financial statements to conform with the current year presentation.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2010:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 442,087	$311,984	$(205,843)	$ 548,228
Variable annuities	225,000	-	(22,973)	202,027
Municipal and non-convertible corporate bonds	493,220	4,104	(9,565)	487,759
Total securities owned	$1,160,307	$316,088	$(238,381)	$1,238,014

The following is a summary of securities owned at December 31, 2009:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 383,586	$280,531	$(199,562)	$ 464,555
Federal agency securities	309,543	-	(8,268)	301,275
Municipal and non-convertible corporate bonds	676,184	3,639	(12,161)	667,662
Total securities owned	$1,369,313	$284,170	$(219,991)	$1,433,492

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2010 is presented below:

	Level 1	Level 2	Total
Domestic common stocks	$548,228	$ -	$ 548,228
Variable annuities	-	202,027	202,027
Municipal and non-convertible corporate bonds	-	487,759	487,759
	$548,228	$689,786	$1,238,014

The fair value of securities owned on a recurring basis at December 31, 2009 is presented below:

	Level 1	Level 2	Total
Domestic common stocks	$464,555	$ -	$ 464,555
Federal agency securities	-	301,275	301,275
Municipal and non-convertible corporate bonds	-	667,662	667,662
	$464,555	$968,937	$1,433,492

The fair value of common domestic stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of variable annuities is based on the net asset value as provided by the insurance company. They are classified as Level 2 since these prices are not available on exchanges and maybe subject to a surrender charge upon liquidation. The fair value of municipal and non-convertible corporate bonds and federal agency securities is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2010	2009
Furniture and equipment	$ 466,750	$ 453,851
Vehicle	50,000	50,000
	516,750	503,851
Less - accumulated depreciation	(413,169)	(378,924)
Furniture and equipment, net	$ 103,581	$ 124,927

6. LINE OF CREDIT

The Company has a $750,000 line of credit agreement with Manufacturers and Traders Trust Company (the "Bank"). Interest is payable monthly at the Bank's prime rate (the prime rate was 3.25% at December 31, 2010). The line of credit is secured by substantially all of the assets of the Company. There were no outstanding borrowings under the line of credit at December 31, 2010 and 2009.

7. COMMITMENTS

During 2009, the Company entered into a lease agreement for office space expiring November 30, 2019, with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

Future minimum lease payments required under the lease agreement are as follows:

Years ending December 31,	
2011	$ 310,500
2012	312,000
2013	328,500
2014	328,500
2015	330,000
Thereafter	1,357,125
	$2,966,625

Rental expense totaled $323,759 and $248,801 for the years ended December 31, 2010 and 2009, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company entered into a clearing agreement with a Clearing Broker to provide clearing, execution, and other services to the Company. The agreement is for a term of four years and automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

8. INCOME TAXES

Provision for (benefit from) income taxes consists of the following for the years ended December 31:

	2010	2009
Current -		
Federal	$212,917	$ 5,436
State	49,563	976
	262,480	6,412
Deferred -		
Federal	(16,750)	136,350
State	(2,315)	19,466
	(19,065)	155,816
	$243,415	$162,228

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2010	2009
Deferred income tax assets (liabilities) -		
Deferred rent payable	$ 30,874	$ 25,743
Deferred revenue arrangements	5,644	10,481
Depreciation and amortization	(15,987)	(21,062)
Federal benefit of state tax reserve	10,120	10,120
Unrealized securities gain, net	(30,073)	(24,837)
Prepaid asset arrangements	(108,317)	(127,249)
	$(107,739)	$(126,804)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2010	2009
Provision at Federal statutory rate	$210,741	$141,459
Nondeductible expenses	11,496	8,973
State income tax provision, net of Federal income tax effects	30,396	20,108
Tax-exempt income	(9,218)	(8,312)
Total	$243,415	$162,228

The Company is required to file income tax returns with federal and various state taxing authorities. The Company's federal and state income tax returns remain open for examination by the respective taxing authorities for the 2007 through 2010 tax years. At December 31, 2010 and 2009, the liability for uncertain tax positions was $34,082 and is reported in other accrued expenses on the statements of financial position.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $289,146 and $223,754 for the years ended December 31, 2010 and 2009, respectively.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $2,172,654 which was $1,922,654 in excess of its required net capital of $250,000. The Company's net capital ratio was .527 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 3,145,626
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		3,145,626
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 3,145,626
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 786,664	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(786,664)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,358,962
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	6,951	
2. Debt securities	13,314	
3. Options	-	
4. Other securities	159,699	
D. Undue concentration	6,344	
E. Other	-	(186,308)
10. Net capital		$ 2,172,654

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 76,379
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,000
14. Excess net capital (line 10 less 13)	$ 1,922,654
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,872,654

(Continued on page 15)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 1,145,678
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
19. Total aggregate indebtedness	$ 1,145,678
20. Percentage of aggregate indebtedness to net capital	52.7%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2010)

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,939,685
Adjustments made to income and expense accounts which decrease ownership equity	(40,167)
Decrease to non-allowable assets	23,388
Increase in haircuts on securities	(252)
Excess net capital per this computation	$ 1,922,654

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2010

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

DeJoy, Knauf
& Blood LLP
certified public accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Sage, Rutty & Co., Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist you and the other specified parties in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:

   We compared the payment dated July 28, 2010 in the amount of $7,689 to the year-to-date December 31, 2010 check register obtained from Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We also obtained and reviewed check number 79788 dated July 28, 2010. In addition, we obtained the payment dated February 25, 2011 in the amount $8,319, and reviewed the check number 80467. We noted no differences.

2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7 with supporting schedules and work papers as follows:

   a. Compared additions on line 7, Net loss from securities in investment accounts, of $9,880 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

b. Compared deductions on line 1, Revenues from the sale of annuities and from the business of insurance, of $2,126,427 to a report from the Peachtree account system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $180,970 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

d. Compared deductions on line 5, Net gain from securities in investment accounts, of $13,528, to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

e. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $58,845 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

f. Compared deductions on line 9(i), Total interest and dividend expense, of $4,698 from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,403,096 and $16,008, respectively of the Form SIPC-7. We noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2011.

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

DeJoy, Knauf
& Blood LLP
certified public accountants

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In planning and performing our audit of the financial statements of Sage, Rutty & Co., Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2011.

DEJOY, KNAUF
& BLOOD LLP
certified public accountants